Mail Stop 4561

August 30, 2006

John D. Simonetti
455 Magna Drive
Aurora, Ontario L4G 7A9 Canada

> **Re:** **Mi Developments Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 001-31728**

Dear Mr. Simonetti:

We have completed our review of your Form 40-F and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant